Via Edgar

October 18, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20002

Re:	INTERNAL FIXATION SYSTEMS, INC. Withdrawal of Form 15 filed October 17, 2012 File No: 333-170008

Ladies and Gentlemen:

Internal Fixation Systems, Inc. (the “Registrant”) hereby withdraws  its Request to terminate the registration of its common shares which was filed by the Registrant on October 17, 2012 (“Form 15”).

It is our understanding that this application for withdrawal of the Form 15 will be deemed effective as of the date that it is filed with the Securities and Exchange Commission

If you have any questions regarding this application for withdrawal, please contact the undersigned at 305 632 4224, or the  Registrant’s counsel, Robert Hoffman at 305 447 1680.

Sincerely,

By: /s/ Stephen J. Dresnick
Stephen J. Dresnick, MD
President and CEO

5901 SW 74th Street, Suite 408 ♦ South Miami, FL  33143 ♦ 786-268-0995
www.ifsusa.net